26 October 2012

Ms Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

100 F Street, NE

Washington DC 20549

USA

Dear Ms Jenkins

ALUMINA LIMITED

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

FILED APRIL 25, 2012

RESPONSE DATED OCTOBER 3, 2012

FILE NO 001-10375

We are writing to you in response to your letter dated October 16, 2012. In answer to your queries, we comment as follows:

FORM 20-F FOR FISCAL YEAR ENDED DECEMBER 31, 2011

1.	We note your response to comment 1 stating that you did not have the requested proven and/or probable reserve information as you prepared your FYE 2011 filing, but you anticipate this information may be available for your FYE 2012 filing. Please confirm you will include all your proven and/or probable reserves in your FYE 2012 Form 20-F filing.

Issuer Response:

As previously noted, we have been advised by Alcoa Inc. that they have agreed to begin providing Industry Guide 7 information relating to their mining operations, which will include estimates of proven and probable reserve. This information will be included in Alcoa Inc.’s 2012 Form 10-K to be filed in February 2013.

We confirm we will include all proven and/or probable reserves in our FYE 2012 Form 20-F filing, on the proviso that this information will become available from Alcoa Inc.

2.	In your response to comment 2 your indicate Industry Guide 7 does not require production disclosure and you may provide this production information in your FYE 2012 filing. Production information is required by Regulation S-K, Instructions to Item 102, Part 3 and not Industry Guide 7. Please confirm you will disclose your annual production information in the form requested in your FYE 2012 20-F filing.

Issuer Response:

We understand that Regulation S-K Item 102 requires material information concerning significant properties, including production information.

Should Alcoa Inc. also disclose the requested information in the future, Alumina Limited will provide the same information relating to AWAC mining operations in its December 31, 2012 20-F filing.

3.	We note your response to comment 3 stating that you will disclose additional ownership and mineral rights information for your significant AWAC properties in your FYE 2012 filing. Please confirm you will include a discussion of your mineral rights and the related/requested disclosure for your material properties in your FYE 2012 Form 20-F.

Issuer response:

We confirm that we will include a discussion of our mineral rights and the related/requested disclosure for our material properties in our FYE 2012 Form 20-F.

4.	In your response to comment 5 you reference previous filings which included your property maps and these maps have not changed materially. Please file these property maps with each annual filing and confirm you include these maps in your FYE 2012 Form 20-F.

Issuer response:

We understand that rule 10(d) of Regulation S-K under the Securities Act prohibits incorporating by reference a document that includes incorporation by reference to another document, and limits incorporation filed within the last 5 years.

We confirm that we will file our property maps in our FYE2012 Form 20-F and every 5 years going forward.

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We acknowledge that:

•	Alumina Limited is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Alumina Limited may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully

/s/ CHRIS THIRIS

CHRIS THIRIS

CHIEF FINANCIAL OFFICER

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